UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

JAMES RIVER COAL COMPANY
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

470355207
(CUSIP Number)

October 29, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[X]           Rule 13d-1(c)

[   ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 14 Pages
Exhibit Index:  Page 13

CUSIP No.: 470355207	Page 2 of 14 Pages

1.	Names of Reporting Persons. BASSO HOLDINGS LTD.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,997,200*
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,997,200*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,997,200*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person: OO

*These Shares are obtainable upon conversion of convertible notes held by Basso Holdings.

CUSIP No.: 470355207	Page 3 of 14 Pages

1.	Names of Reporting Persons. BASSO CAPITAL MANAGEMENT, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,997,200*
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,997,200*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,997,200*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person: PN

*These Shares are obtainable upon conversion of convertible notes held by Basso Holdings.

CUSIP No.: 470355207	Page 4 of 14 Pages

1.	Names of Reporting Persons. BASSO GP, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,997,200*
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,997,200*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,997,200*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person: OO

*These Shares are obtainable upon conversion of convertible notes held by Basso Holdings.

CUSIP No.: 470355207	Page 5 of 14 Pages

1.	Names of Reporting Persons. HOWARD I. FISCHER
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,997,200*
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,997,200*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,997,200*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person: IN

*These Shares are obtainable upon conversion of convertible notes held by Basso Holdings.

CUSIP No.: 470355207	Page 6 of 14 Pages

1.	Names of Reporting Persons. PHILIP R. PLATEK
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,997,200*
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,997,200*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,997,200*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person: IN

*These Shares are obtainable upon conversion of convertible notes held by Basso Holdings.

CUSIP No.: 470355207	Page 7 of 14 Pages

1.	Names of Reporting Persons. JOHN F. LEPORE
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,997,200*
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,997,200*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,997,200*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person: IN

*These Shares are obtainable upon conversion of convertible notes held by Basso Holdings.

CUSIP No.: 470355207	Page 8 of 14 Pages

1.	Names of Reporting Persons. DWIGHT C. NELSON
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	1,997,200*
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	1,997,200*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,997,200*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.2%
12.	Type of Reporting Person: IN

*These Shares are obtainable upon conversion of convertible notes held by Basso Holdings.

Page 9 of 14 Pages

Item 1(a).	Name of Issuer:

James River Coal Company (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

901 E. Byrd Street, Suite 1600, Richmond, Virginia 23219

Item 2(a).	Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Basso Holdings Ltd. (“Basso Holdings”);

ii)	Basso Capital Management, L.P. (“BCM”);

iii)	Basso GP, LLC (“Basso GP”);

iv)	Howard I. Fischer (“Mr. Fischer”);

v)	Philip R. Platek (“Mr. Platek”);

vi)	John F. Lepore (“Mr. Lepore”); and

vii)	Dwight C. Nelson (“Mr. Nelson”).

This Statement relates to Shares (as defined herein) directly beneficially owned by Basso Holdings. BCM serves as the investment manager of Basso Holdings. Basso GP is the general partner of BCM. Each of Mr. Fischer, Mr. Platek, Mr. Lepore and Mr. Nelson serve as members of the Basso Holdings investment committee, managing partners of BCM and members of Basso GP. Mr. Fischer is also Chief Executive Officer of BCM. Accordingly, each of BCM, Basso GP, Mr. Fischer, Mr. Platek, Mr. Lepore and Mr. Nelson may be deemed to indirectly beneficially own the Shares reported herein.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 1266 East Main Street, Fourth Floor, Stamford, Connecticut 06902.

Item 2(c).	Citizenship:

Basso Holdings is a Cayman Islands limited company. BCM is a Delaware limited partnership. Basso GP is a Delaware limited liability company. Each of Mr. Fischer, Mr. Platek, Mr. Lepore and Mr. Nelson is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”)

Page 10 of 14 Pages

Item 2(e).	CUSIP Number:

470355207

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned

As of November 6, 2014, each of the Reporting Persons may be deemed the beneficial owner of 1,997,200 Shares obtainable upon conversion of convertible notes held by Basso Holdings.

Item 4(b)	Percent of Class:

As of November 6, 2014, each of the Reporting Persons may be deemed the beneficial owner of approximately 5.2% of Shares outstanding.  (There were 36,060,869 Shares outstanding as of October 28, 2013, according to the Issuer’s quarterly report on Form 10-Q, filed November 7, 2013.  Each of the Reporting Persons may be deemed the beneficial owner of 1,997,200 Shares issuable upon conversion of convertible notes held by Basso Holdings.  Pursuant to Rule 13d-3(d)(1)(i)(D), for purposes of calculating the Reporting Persons’ beneficial ownership percentage, such Shares have been added to the Shares outstanding reported by the Issuer, for a total of 38,058,069 Shares outstanding.)

Item 4(c)	Number of Shares of which such person has:

Basso Holdings, BCM, Basso GP, Mr. Fischer, Mr. Platek, Mr. Lepore and Mr. Nelson

(i) Sole power to vote or direct the vote:	0

(ii) Shared power to vote or direct the vote:	1,997,200

(iii) Sole power to dispose or direct the disposition of:	0

(iv) Shared power to dispose or direct the disposition of:	1,997,200

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Page 11 of 14 Pages

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 12 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BASSO HOLDINGS LTD.
By:	/s/ Howard I. Fischer
Howard I. Fischer
Authorized Signatory

BASSO CAPITAL MANAGEMENT, L.P.
By:	/s/ Howard I. Fischer
Howard I. Fischer
Chief Executive Officer & Managing Partner

BASSO GP, LLC
By:	/s/ Howard I. Fischer
Howard I. Fischer
Member

HOWARD I. FISCHER
/s/ Howard I. Fischer

PHILIP R. PLATEK
/s/ Philip R. Platek

JOHN F. LEPORE
/s/ John F. Lepore

DWIGHT C. NELSON
/s/ Dwight C. Nelson

November 7, 2014

Page 13 of 14 Pages

EXHIBIT INDEX

Ex.	Page No.

A	Joint Filing Agreement	14

Page 14 of 14 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of James River Coal Company dated as of November 7, 2014 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

BASSO HOLDINGS LTD.
By:	/s/ Howard I. Fischer
Howard I. Fischer
Authorized Signatory

BASSO CAPITAL MANAGEMENT, L.P.
By:	/s/ Howard I. Fischer
Howard I. Fischer
Chief Executive Officer & Managing Partner

BASSO GP, LLC
By:	/s/ Howard I. Fischer
Howard I. Fischer
Member

HOWARD I. FISCHER
/s/ Howard I. Fischer

PHILIP R. PLATEK
/s/ Philip R. Platek

JOHN F. LEPORE
/s/ John F. Lepore

DWIGHT C. NELSON
/s/ Dwight C. Nelson

November 7, 2014